Exhibit 6

FORM OF PUT OPTION AGREEMENT1

This put option agreement (this “Agreement”) is made and entered as of December 21, 2021, by and between Embraer Aircraft Holding Inc., a corporation duly organized and validly existing under the General Corporation Law of the State of Delaware (the “Corporation”), and [•] (the “[Strategic Investor]”).

WHEREAS, on [•], 2021, [Strategic Investor], [Embraer S.A., a Brazilian corporation (sociedade anônima) (“Embraer”),] and Eve Soluções de Mobilidade Aérea Urbana Ltda., a Brazilian limited liability company (sociedade limitada) [and a Subsidiary (as defined below) of Embraer] (“Eve”), entered into a letter of intent (the “Letter of Intent”) pursuant to which [the parties are exploring (i) a potential commercial partnership to operate an Air Operator’s Certificate with an aircraft with hybrid/electric propulsion with vertical take-off and landing capabilities with maximum range of no more than 200 nautical miles (370.4 kilometers) (“eVTOL”), the terms and conditions of which shall be mutually agreed and reflected in a definitive commercial partnership agreement (the “Partnership Agreement”); and (ii) the potential sale and purchase of up to 100 eVTOLs on a firm commitment basis [and the potential grant of an option to purchase an additional 100 eVTOLs], the terms and conditions of which shall be mutually agreed and reflected in a definitive purchase agreement (the “Purchase Agreement”)]2;

WHEREAS, [concurrently herewith]3, [Strategic Investor] [is entering]4 into a subscription agreement (the “Subscription Agreement”) with [Zanite Acquisition Corp.]5, a Delaware corporation (“Pubco”), pursuant to which [Strategic Investor] [is agreeing]6 to subscribe for and purchase from Pubco, and Pubco [is agreeing]7 to issue and sell to [Strategic Investor], [•] shares of Pubco’s common stock, par value $0.0001 per share ([subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to such shares, if applicable,] the “[Put]8 Shares”), for a purchase price of $10.00 per share ([subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to such shares, if applicable,] the “[Subscription] Per Share Price”), in connection with the consummation of the transactions contemplated by the Business Combination Agreement (as defined in the Subscription Agreement) pursuant to which Eve will become an indirect wholly owned subsidiary of Pubco [(the “PIPE Investment”)]; [and]

[1]

Bracketed and/or footnoted provisions illustrate certain additional or alternative key provisions that were included in the forms specific to each Strategic Investor. Subject to the terms and conditions of each Put Option Agreement, EAH has agreed to provide certain Strategic Investors with price protections in the amount of up to their $30 million aggregate commitments in the form of credits for parts and services or cash in exchange for the transfer to EAH of the shares of common stock of Eve Holding, Inc. (f/k/a Zanite Acquisition Corp.) held by such Strategic Investors.

[2]

In place of the bracketed language, certain Put Option Agreements included the following: Embraer and [Strategic Investor] are negotiating, in good faith, the Potential Commercial Partnership (as defined in the Letter of Intent) and the Joint Venture (as defined in the Letter of Intent).

[3]	In place of the bracketed language, certain Put Option Agreements included the following: on the date hereof.
[4]	In place of the bracketed language, certain Put Option Agreements included the following: has entered or entered.
[5]	In place of the bracketed language, certain Put Option Agreements included the following: Eve Holding, Inc. (formerly known as Zanite Acquisition Corp.).
[6]	In place of the bracketed language, certain Put Option Agreements included the following: agreed.
[7]	In place of the bracketed language, certain Put Option Agreements included the following: agreed.
8	In place of the bracketed language, certain Put Option Agreements included the following: Subscription.

[Certain Put Option Agreements included the following:

WHEREAS, on the date hereof, [Strategic Investor] has entered into a warrant agreement (the “Warrant Agreement”) with Pubco, pursuant to which Pubco agreed to issue to [Strategic Investor] the Warrant A-1, the Warrant A-2 and the Warrant A-3 (each, as defined in the Warrant Agreement), which, if exercised by [Strategic Investor] in accordance with the Warrant Agreement’s terms and conditions, allows [Strategic Investor] to purchase up to [•] shares of Pubco’s common stock, par value $0.0001 per share (the “Warrant A Shares” and, together with Subscription Shares, the “Put Shares”), for a purchase price of $0.01 per whole share (the “Warrant A Per Share Price” and, each of the Warrant A Per Share Price and the Subscription Per Share Price, a “Per Share Price”), in connection with the consummation of the transactions contemplated by the Business Combination Agreement;

WHEREAS, pursuant to the Warrant Agreement, Pubco also agreed to issue to [Strategic Investor] the Warrant B (as defined in the Warrant Agreement), which, if exercised by [Strategic Investor] in accordance with the Warrant Agreement’s terms and conditions, allows [Strategic Investor] to purchase up to [•] shares of Pubco’s common stock, par value $0.0001 per share, for a purchase price of $15.00 per whole share;]

WHEREAS, [Strategic Investor] desires to have the right to sell to the Corporation, or one or more [Affiliates of Embraer]9 [[as]designated by the Corporation] [including, without limitation, [Embraer Aircraft Maintenance Services, LLC (“EAMS”)]10] (the Corporation[, EAMS[, EACS]] or such [Affiliates of Embraer]11 designated by the Corporation, the “Acquiring Entity”), the Put Shares [immediately upon its purchase of the Put Shares pursuant to the Subscription Agreement], and the Corporation desires to grant such right to [Strategic Investor], pursuant to the terms and conditions set forth herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

Section 1. Definitions. When used in this Agreement, the following terms shall have the following meanings:

“Affiliate” means, with respect to any specified Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such specified Person, whether through one or more intermediaries or otherwise. [The term “control” (including, with correlative meaning, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.]

[9]	In place of the bracketed language, certain Put Option Agreements included the following: of the Corporation’s Subsidiaries in the United States, as.
[10]	In place of the bracketed language, certain Put Option Agreements included the following: EAMS and EACS, as designated by the Corporation.
[11]	In place of the bracketed language, certain Put Option Agreements included the following: Subsidiaries in the United States.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York, [Cleveland, Ohio] or São Paulo, Brazil are authorized or required by Law (as defined below) to close.

[“Control” (including, with correlative meaning, the terms “Controlling,” “Controlled by” and “under common Control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.]

[“Embraer” means Embraer S.A., a Brazilian corporation (sociedade anônima) that, as of the date hereof, Controls the Corporation.]

[“EACS” means Embraer Aircraft Customer Services, LLC, a Delaware limited liability company.]

[“EAMS” means Embraer Aircraft Maintenance Services, LLC, a Delaware limited liability company.]

“Governmental Authority” means any nation or government, any state, province, county, municipal or other political subdivision thereof, or any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court, tribunal, arbitrator (public or private) or other body or administrative, regulatory or quasi-judicial authority, agency, department, board, bureau, commission or instrumentality of any federal, state, local or foreign jurisdiction, including any public international organization such as the United Nations.

“Law” means any statute, act, law, constitution, treaty, ordinance, code, rule, regulation or order, in each case, of any Governmental Authority, including common law. All references to “Law” shall be deemed to include any amendments thereto, and any successor Law, unless the context otherwise requires.

“Lien” means all liens, mortgages, deeds of trust, pledges, hypothecations, encumbrances, security interests, options, rights of first refusal, rights of first offer, easements, covenants, rights-of-way, rights of priority, licenses, restrictions, claims or other liens of any kind whether consensual, statutory or otherwise.

[“Permitted Uses” means the purchase of spare parts and maintenance services directly from the Corporation or from one of its Subsidiaries in the United States (including but not limited to EAMS and EACS) at the then prevailing price list subject to prices provided to [Strategic Investor] (or any of its Affiliates or Subsidiaries) by separate agreement, including payments for spare parts to be delivered in an urgent time schedule when purchased from the Corporation or from one of its Subsidiaries in the United States (including but not limited to EAMS and EACS).]

“Person” means any individual, firm, corporation, partnership, limited partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or any political subdivision, agency or instrumentality or other entity of any kind.

“Put Period” means the period during which [Strategic Investor] may exercise the Put Option (as defined below), commencing on [the date [on which it acquires the Put Shares pursuant to the Subscription Agreement]12 and terminating on the earlier to occur of: (a) [at] 5:00 p.m., New York City time on the tenth (10th) anniversary of [such acquisition date]13]14; and (b) [the completion of] the liquidation of the Pubco.

“Subsidiary” means, with respect to a Person, a corporation or other entity of which more than 50% of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person, or one or more of the Subsidiaries of such Person, or a combination thereof.

Section 2. Grant of Put Option.

(a) Right to Sell.

(i) During the Put Period, subject to the terms and conditions of this Agreement, [Strategic Investor] [(or an Affiliate of [Strategic Investor] that [Strategic Investor] has nominated to hold the Put Shares pursuant to the terms and conditions of the Warrant Agreement)] shall have the non-transferrable [(except as provided in Section 8)] right, but not the obligation, to cause the Acquiring Entity [(subject to the Corporation’s right of assignment pursuant to Section 8)] to purchase all, and not less than all, of the Put Shares from [Strategic Investor], free and clear of any and all Lien[s] other than those arising under the terms of this Agreement or applicable securities Laws (the “Put Option”). For the avoidance of doubt, the Put Option shall not extend to any other Person that acquires any Put Shares for any reason, whether or not during the Put Period, [except as provided in Section 8]15.

[Certain Put Option Agreements included the following:

(ii) The Put Option and [Strategic Investor]’s rights under this Agreement shall be conditional upon the consummation of the transactions contemplated by the Business Combination Agreement and either (A) either Embraer or Eve failing to negotiate in good faith the Potential Commercial Partnership and the Partnership Agreement (as defined in the Letter of Intent) in regards to eVTOL application within the defense & security technology market, pursuant to the terms of the Letter of Intent, or (B) Embraer and [Strategic Investor] having not entered into the Joint Venture on or before June 30, 2023.

(iii) The Put Option shall not be available to [Strategic Investor] if [Strategic Investor] has, at any time prior to the exercise or consummation of the Put Option, failed to negotiate in good faith the Potential Commercial Partnership and the Partnership Agreement in regards to eVTOL application within the defense & security technology market, pursuant to the terms of the Letter of Intent.]

(b) Price per Put [Option] Share.

[12]	In place of the bracketed language, certain Put Option Agreements included the following: hereof.
[13]	In place of the bracketed language, certain Put Option Agreements included the following: the date hereof.
[14]

In place of the bracketed language, certain Put Option Agreements included the following: June 30, 2023, and terminating on the earlier to occur of: (a) 5:00 p.m., New York City time on December 31, 2023.

[15]	In place of the bracketed language, certain Put Option Agreements included the following: and the Put Option may only be exercised once.

(i) Upon the exercise of the Put Option, the price per share to be paid by the Acquiring Entity [for the Put Shares] shall be [the Per Share Price]16. [The [Acquiring Entity shall pay the aggregate Per Share Price for all Put Shares by the issuance in writing of a firm, non-transferable (except as permitted by Section 8)]17 credit in the total amount of [•] million [U.S.] dollars (US$[•]) to [Strategic Investor] (the “Special Credit”), which may only be used by [Strategic Investor] [or its Affiliates, and no other Person, for the purchase of spare parts or maintenance services directly from the Corporation or any of its Subsidiaries in the United States (including, without limitation, EAMS and EACS), at the prevailing price list specific to [Strategic Investor] (or its Affiliates) at the time of such purchase, which prevailing list price, for the avoidance of doubt, shall reflect [Strategic Investor]’s (or such Affiliates’) standard discount at the time of such purchase. Except as expressly limited by Section 2(b)(iii),]18 the Special Credit [will be irrevocable,] will not be subject to any adjustment or forfeiture and will not expire until used in full.]19

[Certain Put Option Agreements included the following:

(ii) The [aggregate Per]20 Share Price [for the Put Shares] shall be paid exclusively by [issuance]21 of the Special Credit as set forth in Section 2(b)(i) above.

(iii) The Special Credit shall not extend to any Person other than [Strategic Investor] [and]22 its Affiliates [or Subsidiaries].]

(c) Put Option Exercise.

(i) If [Strategic Investor] desires to exercise the Put Option, [Strategic Investor] [(or an Affiliate of [Strategic Investor] that [Strategic Investor] has nominated to hold the Put Shares pursuant to the terms and conditions of the Warrant Agreement)] shall deliver to the Corporation a written notice (the “Put Exercise Notice”) committing to exercise the Put Option and sell all, and not less than all, of the Put Shares to the Acquiring Entity.

(ii) By delivering the Put Exercise Notice, [Strategic Investor] [(or an Affiliate of [Strategic Investor] that [Strategic Investor] has nominated to hold the Put Shares pursuant to the terms and conditions of the Warrant Agreement)] represents and warrants to the Corporation that, as of the Option Closing Date (as defined below), (A) [Strategic Investor] [(or an Affiliate of [Strategic Investor] that [Strategic Investor] has nominated to hold the Put Shares pursuant to the terms and conditions of the Warrant Agreement)] is the beneficial owner of the Put Shares and (B) [Strategic Investor] [(or an Affiliate of [Strategic Investor] that [Strategic Investor] has nominated to hold the Put Shares pursuant to the terms and conditions of the Warrant Agreement)] holds the Put Shares free and clear of any and all Liens other than those arising under the terms of this Agreement or applicable securities Laws.

[16]

In place of the bracketed language, certain Put Option Agreements included one of the following alternatives: (A) equal to ten dollars ($10.00) (the “Put Option Share Price”); or (B) equal to (i) in the case of the Warrant A Shares, the Warrant A Per Share Price and (ii) in the case of the Subscription Shares, the Subscription Per Share Price (each, a “Put Option Share Price”).

[17]

In place of the bracketed language, certain Put Option Agreements included the following: aggregate Put Option Share Price shall be paid by the Acquiring Entity upon the issuance of a firm, non-transferable.

[18]

In place of the bracketed language, certain Put Option Agreements included the following: (or an Affiliate or a Subsidiary of [Strategic Investor]) for one or more Permitted Uses as determined by [Strategic Investor] in its sole discretion.

[19]

In place of the bracketed language, certain Put Option Agreements included the following: At the Option Closing Date, the Acquiring Entity shall pay, or cause to be paid, the applicable Put Option Share Price, by wire transfer of immediately available funds, to an account designated by [Strategic Investor] in the Put Exercise Notice.

[20]	In place of the bracketed language, certain Put Option Agreements included the following: Put Option.
[21]	In place of the bracketed language, certain Put Option Agreements included the following: use.
[22]	In place of the bracketed language, certain Put Option Agreements included the following: or any of.

(iii) Not later than ten (10) Business Days prior to the Option Closing Date [(as defined below)], the Corporation shall deliver to [Strategic Investor] a written notice designating the Acquiring Entity. [If the Corporation fails to deliver to [Strategic Investor] a written notice designating the Acquiring Entity not later than ten (10) Business Days prior to the Option Closing Date, then the Acquiring Entity shall be the Corporation. Furthermore, if the Acquiring Entity is not the Corporation and the Acquiring Entity fails to consummate the closing of the Put Option as contemplated by Section 2(d), then the Corporation shall thereupon immediately consummate the closing of the Put Option as the Acquiring Entity as contemplated by Section 2(d).]

[Certain Put Option Agreements included the following:

(iv) If a Put Exercise Notice is sent before the Warrant A-1, the Warrant A-2, the Warrant A-3 or the Warrant B has been exercised in accordance with the Warrant Agreement, such non-exercised Warrant A-1, Warrant A-2, Warrant A-3 or Warrant B, as applicable, will no longer be exercisable by [Strategic Investor] and the Corporation will cause Pubco to cancel such non-exercised Warrant A-1, Warrant A-2, Warrant A-3 or Warrant B, as applicable, without any payment being made therefore.]

(d) Put Option Closing. Subject to Section 2[(a)(ii)], the closing of the Put Option shall occur [on a date and time, to be specified by the Corporation, that is]23 not more than [twenty (20)]24 days[,] after the date of delivery to the Corporation of the Put Exercise Notice [on a date and time, to be reasonably specified by the Corporation] (the “Option Closing Date”), and, unless otherwise agreed by the parties hereto in writing, shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, One Manhattan West, New York, New York 10001, and the following events shall occur: (i) [Strategic Investor] [(or an Affiliate of [Strategic Investor] that [Strategic Investor] has nominated to hold the Put Shares pursuant to the terms and conditions of the Warrant Agreement)] shall deliver to the Acquiring Entity a certificate representing the Put Shares, accompanied by stock powers [(or, if the Put Shares are in book entry form, [Strategic Investor] shall instruct the transfer agent to take the appropriate actions to accurately reflect the transfer of the Put Shares to the Acquiring Entity)], and (ii) the Corporation shall [(A)] register on the books and records of Pubco the Acquiring Entity as the owner of, and deliver to the Acquiring Entity a certificate evidencing, the Put Shares [and (B) issue the Special Credit to [Strategic Investor]].

(e) Cooperation. Each of the [Corporation, [Strategic Investor] [(or an Affiliate of [Strategic Investor] that [Strategic Investor] has nominated to hold the Put Shares pursuant to the terms and conditions of the Warrant Agreement)] and the Acquiring Entity (if not the Corporation)]25 shall take[, or cause its applicable Affiliates to take,] all actions[, including executing and delivering such further agreements, certificates and other instruments and obtaining and delivering any consents and waivers,] as may be reasonably [necessary to consummate]26 the sale of the Put Shares from [Strategic Investor] to the Acquiring Entity [and the issuance and enforceability of the Special Credit, in each case] pursuant to the terms of this Section 2[, including, without limitation, entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate].

[23]	In place of the bracketed language, certain Put Option Agreements included the following: as soon as reasonably practible, but.
[24]	In place of the bracketed language, certain Put Option Agreements included the following: thirty (30).
[25]	In place of the bracketed language, certain Put Option Agreements included the following: parties hereto.
[26]

In place of the bracketed language, certain Put Option Agreements included the following: required by any other party hereto to further evidence the consummation of the transactions contemplated by this Agreement, including, without limitation,.

Section 3. Representations and Warranties of the Corporation. The Corporation [(on its own behalf and on behalf of the Acquiring Entity)] hereby represents and warrants to [Strategic Investor] as follows as of the date hereof:

(a) Incorporation and Organization. The Corporation is a corporation duly incorporated and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to conduct, operate and carry on its business and operations as currently conducted.

(b) Authority; No Conflicts. The execution, delivery and performance by the Corporation [(and the Acquiring Entity)] of this Agreement [and]27 the purchase of the Put Shares [upon consummation of]28 the exercise of the Put Option, have been duly authorized, and do not (i) contravene the Corporation’s organizational documents, (ii) contravene any material contractual restriction binding on it or require any consent under any material agreement or instrument to which it is a party or by which any of its material properties or assets is bound, (iii) except as provided under this Agreement, result in or require the creation or imposition of any Lien upon any of its material properties or assets or (iv) violate any Law (including, the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder), [rule, regulation, order, writ, judgment, injunction, determination or award,] except, in the case of each of clauses (ii) through (iv), to the extent that the occurrence of the foregoing would not reasonably be expected to prevent or materially delay the [consummation]29 by the Corporation [of the Put Option]30. This Agreement is [a] legal, valid and binding obligation of the Corporation [(and the Acquiring Entity)] enforceable against the Corporation in accordance with its terms, except as such enforceability may be limited by applicable Laws relating to bankruptcy, insolvency, reorganization, moratorium or other similar legal requirement relating to or affecting creditors’ rights generally and except as such enforceability is subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(c) No Filings, Consents or Approvals. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree (collectively, “Consents”) of, any court or any [federal, state, local or] other Governmental Authority or third party is necessary or required by or with respect to the Corporation [(or the Acquiring Entity)] for the execution by the Corporation of this Agreement, or the consummation by [the Corporation of the Put Option]31, except for (i) [any]32 filings pursuant to applicable state securities Laws, (ii) such Consents as will have been obtained or made on or prior to the Option Closing Date or (iii) such Consents, the failure [of which] to make or obtain, would not reasonably be expected to prevent or materially delay the consummation by the Corporation [of the closing] of the Put Option.

[27]	In place of the bracketed language, certain Put Option Agreements included the following: , including.
[28]	In place of the bracketed language, certain Put Option Agreements included the following: and issuance of the Special Credit in accordance herewith as a result of.
[29]	In place of the bracketed language, certain Put Option Agreements included the following: performance.
[30]	In place of the bracketed language, certain Put Option Agreements included the following: (or the Acquiring Entity) of this Agreement.
[31]	In place of the bracketed language, certain Put Option Agreements included the following: it of the transactions contemplated by this Agreement.
[32]	In place of the bracketed language, certain Put Option Agreements included the following: such.

(d) [No] Proceedings. There is no material action, claim, suit, demand, hearing, notice of violation or deficiency, or proceeding pending or, to the Corporation’s knowledge, threatened against the Corporation [(or the Acquiring Entity)] by any Governmental Authority or any third party that would reasonably be expected, individually or in the aggregate, to prevent or materially delay the consummation by the Corporation [(or the Acquiring Entity) of the closing] of the Put Option.

[Certain Put Option Agreements included the following:

(e) Subsidiaries. (i) EAMS and EACS are the primary operating subsidiaries of Embraer for its U.S. commercial aircraft maintenance and spare parts businesses and (ii) the Corporation Controls each of EAMS and EACS.]

(f) No Other Representations. Except for the representations and warranties made by the Corporation that are contained in this Section 3, none of the Corporation or any of its Affiliates, or any of their respective officers, directors, employees, stockholders, agents, advisors or other representatives, or any other Person acting on behalf of the Corporation, makes any representations or warranties, express or implied, and the Corporation hereby expressly disclaims any other representations or warranties made with respect to the Corporation or its Affiliates, the Put Shares, this Agreement or the Put Option or any other transactions referred to in this Agreement.

Section 4. Representations and Warranties of [Strategic Investor]. [Strategic Investor] [(on its own behalf and on behalf of any Affiliate of [Strategic Investor] [that [Strategic Investor] nominates]33 to hold the Put Shares pursuant to [the terms and conditions of the Warrant Agreement)]34] hereby represents and warrants to the Corporation as follows as of the date hereof:

(a) Ownership; No Liens. The Put Shares [are and will remain]35 free and clear of any and all Liens other than those arising under the terms of this Agreement or applicable securities Laws.

(b) Incorporation and Organization. [Strategic Investor] is a corporation duly incorporated and in good standing under the laws of [•] and has the requisite corporate power and authority to conduct, operate and carry on its business and operations as currently conducted.

[33]	In place of the bracketed language, certain Put Option Agreements included the following: to which [Strategic Investor] assigns its right.
[34]	In place of the bracketed language, certain Put Option Agreements included the following: Section 8.
[35]	In place of the bracketed language, certain Put Option Agreements included the following: will be, at the closing of the Put Option,.

(c) Authority; No Conflicts. The execution, delivery and performance by [Strategic Investor] of this Agreement [and]36 the sale of the Put Shares [upon consummation of]37 the Put Option, have been duly authorized, and do not (i) contravene [Strategic Investor]’s organizational documents, (ii) contravene any material contractual restriction binding on it or require any consent under any material agreement or instrument to which it is a party or by which any of its material properties or assets is bound, (iii) except as provided under this Agreement, result in or require the creation or imposition of any Lien upon any of its material properties or assets or (iv) violate any Law, except, in the case of each of clauses (ii) through (iv), to the extent that the occurrence of the foregoing would not reasonably be expected to prevent or materially delay the [consummation by [Strategic Investor] of the Put Option]38. This Agreement is [a] legal, valid and binding obligation of [Strategic Investor] enforceable against the [Strategic Investor] in accordance with its terms, except as such enforceability may be limited by applicable Laws relating to bankruptcy, insolvency, reorganization, moratorium or other similar legal requirement relating to or affecting creditors’ rights generally and except as such enforceability is subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(d) No Filings, Consents or Approvals. No Consent of any court or any [other] Governmental Authority or third party is necessary or required by or with respect to [Strategic Investor] for the execution by [Strategic Investor] [for the execution by it] of this Agreement, or the consummation by [[Strategic Investor] of the Put Option]39, except for (i) [any]40 filings pursuant to applicable state securities Laws, (ii) such Consents as will have been obtained or made on or prior to the Option Closing Date or (iii) such Consents, the failure [of which] to make or obtain[,] would not reasonably be expected to prevent or materially delay the consummation by [Strategic Investor] [of the closing] of the Put Option.

(e) No Proceedings. There is no material action, claim, suit, demand, hearing, notice of violation or deficiency, or proceeding pending or, to [Strategic Investor]’s knowledge, threatened against [Strategic Investor] by any Governmental Authorities or any third party that would reasonably be expected, individually or in the aggregate, to prevent or materially delay the consummation by [Strategic Investor] [of the closing] of the Put Option.

(f) No Reliance. Notwithstanding anything contained in Agreement, [Strategic Investor] acknowledges and agrees that it has made its own investigation of the Corporation and Pubco. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions, as well as any information, documents or other materials or management presentations that have been [or shall hereafter be] provided to [Strategic Investor] or any of its affiliates or representatives are not and will not be deemed to be representations or warranties of the Corporation. [Strategic Investor] understands that nothing in this Agreement or any other materials presented to [Strategic Investor] in connection with the Put Option constitutes legal, tax or investment advice. [Strategic Investor] has consulted such legal, tax, accounting and investment advisors as it, in its sole discretion, has deemed to be necessary or appropriate in connection with the Put Option, and it relies solely on such advisors and not on any statements or representations of the Corporation or any of the Corporation’s agents or representatives with respect to such legal, tax, accounting and investment consequences. [Strategic Investor] understands that it, and not the Corporation, shall be responsible for its own tax liability that may arise as a result of the [sale of the] Put [Option]41.

[36]	In place of the bracketed language, certain Put Option Agreements included the following: including.
[37]	In place of the bracketed language, certain Put Option Agreements included the following: in accordance herewith as a result of the exercise of.
[38]	In place of the bracketed language, certain Put Option Agreements included the following: performance by [Strategic Investor] of this Agreement.
[39]	In place of the bracketed language, certain Put Option Agreements included the following: it of the transactions contemplated by this Agreement.
[40]	In place of the bracketed language, certain Put Option Agreements included the following: such.
[41]	In place of the bracketed language, certain Put Option Agreements included the following: Shares.

(g) No Other Representations. Except for the representations and warranties made by [Strategic Investor] that are contained in this Section 4, none of [Strategic Investor] or any of its Affiliates, or any of their respective officers, directors, employees, stockholders, agents, advisors or other representatives, or any other Person acting on behalf of [Strategic Investor], makes any representations or warranties, express or implied, and [Strategic Investor] hereby expressly disclaims any other representations or warranties made with respect to [Strategic Investor] or its Affiliates, the Put Shares, this Agreement or the Put Option or any other transactions referred to in this Agreement.

Section 5. Amendment and Waiver. This Agreement may be amended by the [Corporation and [Strategic Investor]]42 at any time by execution of an instrument in writing signed on behalf of each of the [Corporation and [Strategic Investor]]43. No waiver by any party [hereto] of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any rights, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The waiver by any party hereto of a breach of any term or provision hereof shall not be construed as a waiver of any subsequent breach. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

Section 6. Severability. The parties hereto acknowledge that the rights and obligations provided for in this Agreement are subject to the applicable provisions of applicable Laws and stock exchange regulations. In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future applicable Law: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance here from; and (d) in lieu of such illegal, invalid or unenforceable provision, the parties [hereto] agree to cooperate to effect an amendment pursuant to Section 5 in order to cure the illegality, invalidity or unenforceability of such provision to effect the terms of such illegal, invalid or unenforceable provision as may be possible.

Section 7. Entire Agreement. Except as otherwise expressly set forth herein, this Agreement and the documents referenced herein and therein embody the complete agreement and understanding among the parties [hereto] with respect to the subject matter hereof and supersede and preempt any prior understandings, agreements or representations by or among the parties [hereto], written or oral, which may have related to the subject matter hereof in any way.

[42]	In place of the bracketed language, certain Put Option Agreements included the following: parties hereto.
[43]	In place of the bracketed language, certain Put Option Agreements included the following: parties hereto.

Section 8. Successors and Assigns.This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors. Neither this Agreement nor any right, benefit, remedy, obligation or liability arising hereunder may be assigned by any party hereto without the prior written consent of the other parties, and any attempted assignment without such consent shall be null and void and of no effect; provided that [(i)] the Corporation may assign [any and all of] its right [and obligations] [to acquire title to the Put Shares to any other Subsidiary by written notice by the Corporation to [Strategic Investor] as provided in Section 2(c)(iii); provided that any such assignment shall not modify or otherwise limit any obligation of the Corporation hereunder or result in any material impediment to the prompt closing of the Put Option, (ii) upon prior written notice to the Corporation,]44 [Strategic Investor] [may assign any and all of its rights and obligations under this Agreement to an Affiliate of [Strategic Investor] that [Strategic Investor] has nominated to hold the Put Shares pursuant to the terms and conditions of the Warrant Agreement or the Subscription Agreement, as applicable; it being understood that, in the event of partial assignment of such rights and obligations by [Strategic Investor], [Strategic Investor] and its Affiliates shall act as a single party under this Agreement and shall only be able to exercise the Put Option once, jointly and with respect to all, and not less than all, of the Put Shares]45.

Section 9. Counterparts.This Agreement may be executed [by the parties hereto in multiple counterparts and shall be effective as of the date set forth above when each such party shall have executed and delivered a counterpart hereof, whether or not the same counterpart is executed and delivered by each party hereto. When so executed and delivered, each such counterpart shall be deemed an original and all such counterparts shall be deemed one and the same document. Transmission of images of signed signature pages by facsimile, email or other electronic means shall have the same effect as the delivery of manually signed documents in person]46.

[44]

In place of the bracketed language, certain Put Option Agreements included the following: under this Agreement to another Person, together with concurrently transferring its ownership interests in Pubco to such same transferee [and]; provided, further, that.

[45]

In place of the bracketed language, certain Put Option Agreements included one of the following alternatives: (A) may cause one or more of its Subsidiaries to acquire the Put Shares upon an exercise of the Put Option on and subject to the terms hereof. Where the Special Credit has not been issued, the Corporation (or its permitted assignee hereunder), shall, prior to ceasing to Control Embraer’s indirect interests in its U.S. aircraft maintenance and spare parts businesses, ensure that the Person or Persons succeeding to Control of such interests shall, concurrently therewith, assume the obligation, directly or by operation of law, to issue and apply the Special Credit subject to and in accordance with terms of Section 2(b)(i); or (B) may assign its rights and obligations under this Agreement to any of its Affiliates that succeeds to its ownership interest in the Put Shares; provided that such Affiliate must agree in writing to be bound by the obligations of [Strategic Investor] under this Agreement, and (iii) upon prior written notice to the Corporation, [Strategic Investor] may assign the Special Credit to any of its Affiliates; provided that the Special Credit shall remain subject to the terms of this Agreement. If the Corporation (or its permitted assignee hereunder), at any time prior to the issuance of the Special Credit, ceases to Control Embraer’s indirect interests in its U.S. aircraft maintenance and spare parts businesses, then the Corporation shall ensure that the Person or Persons succeeding to Control such interests shall, concurrently therewith, assume the obligation, directly or by operation of law, to issue and apply the Special Credit subject to and in accordance with the terms of Section 2(b)(i).

[46]

In place of the bracketed language, certain Put Option Agreements included the following: in separate counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement.

Section 10. Remedies. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that the [Corporation and [Strategic Investor]]47 shall have the right to injunctive relief or specific performance, in addition to all of its rights and remedies at Law or in equity, to enforce the provisions of this Agreement [without having to prove the inadequacy of any other remedy that it may have at Law or in equity and without being required to post bond or other security]. Nothing contained in this Agreement shall be construed to confer upon any Person who is not a signatory hereto any rights or benefits, as a third-party beneficiary or otherwise.

Section 11. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date delivered if delivered personally; (b) [ two Business Days after being sent internationally if sent by an internationally recognized overnight courier guaranteeing two-Business Day delivery; (c)] one Business Day after being [sent domestically if] sent by an internationally recognized [overnight]48 courier guaranteeing overnight delivery; (c) on the date of transmission, if delivered by email, with confirmation of transmission; [or (d) on the fifth Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid]. Such communications, to be valid, must be addressed as follows:

(a)       if to the Corporation (or an Acquiring Entity), to:

Embraer Aircraft Holding Inc.

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

Attention:             Fabiana Klajner Leschziner

Email:                  fabiana.leschziner@embraer.com.br

with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, New York 10001

Attention:             Paul T. Schnell

                   Thomas W. Greenberg

Email:                    Paul.Schnell@skadden.com

                                 Thomas.Greenberg@skadden.com

[and to:]

EVE UAM, LLC

276 SW 34th Street

Fort Lauderdale, FL 33315

Attention:             Flávia Pavie

Email:                  fpavie@eveairmobility.com

(b)       if to [Strategic Investor], to:

[•]

[•]

[47]	In place of the bracketed language, certain Put Option Agreements included the following: each of the parties hereto.
[48]	In place of the bracketed language, certain Put Option Agreements included the following: next Business Day.

Attention:      [•]

Email:           [•]

with copies to (which shall not constitute notice):

[•]

[•]

Attention:      [•]

Email:           [•]

or to such other address or to the attention of such Person or Persons as the recipient party has specified by prior written notice to the sending party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth in this Section 11 is used, the earliest notice date established as set forth in this Section 11 shall control.

Section 12. Interpretation; Absence of Presumption. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) when a reference is made in this Agreement to a Section, such reference is to a Section of this Agreement;

(b) the headings preceding the text of Sections included herein are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d) the word “or” is not exclusive and is deemed to have the meaning “and/or”;

(e) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(f) all terms defined in this Agreement have the defined meanings when used in any certificate or other document delivered or made available pursuant hereto, unless otherwise defined therein;

(g) references to “day” or “days” are to calendar days;

(h) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(i) references to a Person are also to its successors and permitted assigns;

(j) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is not a Business Day, the period in question shall, if applicable, end on the next succeeding Business Day; and

(k) with regard to each and every term and condition of this Agreement and any and all agreements and instruments subject to the terms hereof, the parties hereto understand and agree that the same have or has been mutually negotiated, prepared and drafted, and if at any time the parties hereto desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration will be given to the issue of which party hereto actually prepared, drafted or requested any term or condition of this Agreement or any agreement or instrument subject hereto.

Section 13. Governing Law.This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement, shall be governed by, and construed in accordance with, the Laws of the State of [Delaware]49, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 14. Jurisdiction; [Venue;] WAIVER OF JURY TRIAL.

(a) Any claim, action, suit, proceeding or litigation based upon, arising out of or related to this Agreement must be brought in the [Court of Chancery of the State of Delaware]50 (or, to the extent such court does not have subject matter jurisdiction, [the Superior Court of the State of Delaware]51), or, if it has or can acquire jurisdiction, in the United States District Court for the District of [Delaware]52, and each of the parties [hereto] irrevocably (i) submits to the exclusive jurisdiction of each such court in any such proceeding or claim, action, suit, proceeding or litigation, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of [the]53 claim, action, suit, proceeding or litigation shall be heard and determined only in any such court, [and] (iv) agrees not to bring any claim, action, suit, proceeding or litigation [based upon,] arising out of or relating to this Agreement in any other court [and (v) consents to service of any process, summons, notice or document that may be served in any such claim, action, suit, proceeding or litigation by delivery thereof in accordance with the provisions of Section 11]. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any claim, action, suit, proceeding or litigation brought pursuant to this Section 14[(a)].

(b) EACH PARTY [HERETO] ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT [OR THE SERVICES CONTEMPLATED HEREBY].

[49]	In place of the bracketed language, certain Put Option Agreements included the following: New York.
[50]	In place of the bracketed language, certain Put Option Agreements included the following: United States District Court for the Southern District of New York.
[51]	In place of the bracketed language, certain Put Option Agreements included the following: any New York state court located in the Southern District of New York.
[52]	In place of the bracketed language, certain Put Option Agreements included the following: New York.
[53]	In place of the bracketed language, certain Put Option Agreements included the following: such.

[Certain Put Option Agreements included the following:

Section 15. Similar Terms. The terms and conditions of this Agreement (other than those related to number of Put Shares, governing Law and jurisdiction) are substantially similar to the material terms and conditions of any other put option (or side letter or similar agreement in respect thereof) entered into, or to be entered into, on or prior to the second anniversary of the closing of the Business Combination Agreement, with any other similarly situated strategic investor operating in the United States of America in connection with the transactions contemplated by the Business Combination Agreement, including the PIPE Investment.]

[Certain Put Option Agreements included the following:

Section 15. Termination.This Agreement shall automatically terminate upon the earlier to occur of (i) the expiration of the Put Period [without the exercise of the Put Option] and (ii) the termination of the Business Combination Agreement.]

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

EMBRAER AIRCRAFT HOLDING INC.

By:
Name:
Title:

[•]

By:
Name:
Title:

[Signature Page to Put Option Agreement]